SUB-ITEM 77M: Mergers If, during the fiscal semi-annual period, the registrant became the surviving corporation of a merger or consolidation with one or more other registered investment companies, furnish the following information:

(a) The name of each such other registered company;

FMI Funds, Inc. – FMI Focus Fund

(b) The circumstances and details of the merger or consolidation, including the date and terms thereof, any action taken by the board of directors or shareholders approving or ratifying the merger or consolidation, and other actions taken pursuant to state law. Also include any other facts relevant to a Commission consideration of whether such other registered investment company has ceased to be an investment company as defined in the Act.

FMI Funds, Inc.  – FMI Focus Fund

On November 25, 2013, the Shareholders of the FMI Focus Fund (“Focus Fund”) were asked to approve a reorganization (the “Reorganization”) of the Focus Fund into the Broadview Opportunity Fund, the registrant, (the “New Fund”), a newly formed series of Broadview Funds Trust, subject to the terms and conditions of the Agreement and Plan of Reorganization (the “Reorganization Plan”).  On September 27, 2013, the Board of Directors of FMI Funds, Inc. unanimously voted to approve the Reorganization and the Reorganization Plan, subject to approval by the shareholders of the Focus Fund.  On November 25, 2013, the Shareholders of the FMI Focus Fund approved the Reorganization Plan.  Pursuant to the Reorganization Plan, all of the assets of the Focus Fund were transferred to the New Fund, and the New Fund assumed all liabilities of the Focus Fund in exchange for full and fractional shares of the New Fund (the “New Fund Shares”).  The New Fund Shares were distributed to the Shareholders of the Focus Fund in liquidation and termination of the Focus Fund.  Focus Fund ceased to be a series of FMI Funds, Inc. at that time.  However, FMI Funds, Inc. continues to be a series fund registered with the SEC